NEWS RELEASE

New York - AG	July 8, 2025
Toronto - AG
Frankfurt - FMV

First Majestic Produces 7.9 Million AgEq Ounces in Q2 2025 Consisting of 3.7 Million Silver Ounces and 33,865 Gold Ounces; Announces Improved 2025 Production and Cost Guidance and Conference Call Details

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") announces that total production in the second quarter of 2025 from the Company's four producing underground mines in Mexico, namely the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine reached 7.9 million silver equivalent ("AgEq") attributable ounces, consisting of 3.7 million silver ounces, 33,865 gold ounces, 16.1 million pounds of zinc and 9.0 million pounds of lead.

"First Majestic continues to deliver on the commitments made at the start of the year," said Keith Neumeyer, President & CEO. "During the first half of the year, our operations achieved strong and consistent production, supported by disciplined cost management. We closed Q2 ahead of budget with strong momentum, despite weather-related disruptions and power outages in the final days of June that impacted production at Los Gatos, San Dimas and La Encantada. Looking ahead, we are revising our 2025 guidance positively to reflect improved production and cost targets. The integration of Los Gatos is progressing well, with numerous synergies and opportunities already being identified and leveraged. Operational performance at Santa Elena and San Dimas continues to meet or exceed expectations, allowing us to capitalize on the favourable metal price environment. While La Encantada had a slower start to the year, we anticipate a stronger second half, with both production and cost performance expected to improve."

Q2 2025 PRODUCTION HIGHLIGHTS

• Silver Production (+76% Y/Y): The Company produced 3.7 million silver ounces in Q2 2025 representing a 76% increase when compared to 2.1 million silver ounces produced in Q2 2024. Total silver production in the quarter included 1.5 million ounces of attributable silver production from Los Gatos.

• Silver Equivalent Production (+48% Y/Y): The Company produced 7.9 million AgEq ounces in Q2 2025, a 48% increase compared to 5.3 million AgEq ounces in Q2 2024. This growth was primarily driven by a 76% increase in attributable silver production, including contributions from Los Gatos, as well as a 17% production increase at San Dimas.

• Continued Active Exploration Program: During the second quarter, the Company completed a total of 67,830 metres ("m") of drilling across its mines in Mexico. Throughout the quarter, up to 28 drill rigs were active consisting of seven rigs at Los Gatos, seven rigs at Santa Elena, 13 rigs at San Dimas and one rig at La Encantada.

• High-Grade Gold and Silver Discovery: The Company announced the discovery of a second new, high-grade gold and silver vein hosted system - Santo Niño - at the Santa Elena property (see news release dated May 28, 2025). The Santo Niño discovery is 900 m south of the Santa Elena plant and is the second significant discovery made by the Company in the past 12 months.

• Strong Safety Performance Continues: The consolidated Q2 2025 Total Reportable Incident Frequency Rate ("TRIFR") was 0.52, below the Company's 2025 target KPI of 0.70.  The Lost Time Incident Frequency Rate ("LTIFR") was 0.11 compared to 0.12 from the same period last year.

Attributable Consolidated Production Details:

Q2	Q2	Y/Y		Q1	Q/Q
2025	2024	Change	Attributable Consolidated Production Results	2025	Change
1,003,804	674,570	49%	Ore processed/tonnes milled	944,373	6%
7,852,311	5,289,439	48%	Silver equivalent ounces produced	7,711,709	2%
3,701,995	2,104,181	76%	Silver ounces produced	3,704,503	0%
33,865	39,339	(14)%	Gold ounces produced	36,469	(7)%
16,063,947	N/A	N/A	Zinc pounds produced	12,492,869	29%
9,014,545	N/A	N/A	Lead pounds produced	7,487,065	20%

  Consolidated production values include attributable ounces from the Los Gatos Silver Mine (70%) from January 16, 2025 onwards.

Q2 2025 Mine-by-Mine Production Details:

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery	Au Recovery	Ag Oz Produced	Au Oz Produced	AgEq Oz Produced
Los Gatos (100%)	333,543	3,665	230	0.20	88%	47%	2,178,499	1,009	3,481,031
Los Gatos (70%)	233,480	2,566	230	0.20	88%	47%	1,524,949	706	2,436,722
Santa Elena	269,830	2,965	55	2.54	64%	94%	306,224	20,637	2,318,618
San Dimas	219,198	2,409	197	1.90	90%	93%	1,242,717	12,472	2,464,029
La Encantada	281,296	3,091	106	0.01	65%	90%	628,105	49	632,942

  Certain amounts shown in this table may not add exactly to the total amount due to rounding differences
  The metal prices that were used to calculate the silver equivalent ounces were, silver: $33.46/oz; gold: $3,270.57/oz; lead: $0.88/lb.; and zinc: $1.20/lb.
  Silver equivalent ounces for the Los Gatos Silver Mine include 16,063,947 lbs. zinc and 9,014,545 lbs. lead (70% attributable basis) and 22,948,496 lbs. zinc and 12,877,921 lbs. lead (100% basis)

Los Gatos Silver Mine (reported on a 70% attributable basis):

• During the second quarter, Los Gatos produced 2,436,722 attributable AgEq ounces, consisting of 1,524,949 ounces of silver, 16,063,947 pounds of zinc, 9,014,545 pounds of lead and 706 ounces of gold. Production at Los Gatos was slightly impacted at the end of June due to a weather-related power outage that lasted three days. Power was fully restored on July 1, 2025.

• The mill processed a total of 233,480 tonnes of ore, with head grades of 230 g/t silver, 4.24 % zinc, 2.00% lead and 0.20 g/t gold. Management continues to focus on achieving a sustainably higher mill throughput at Los Gatos. In June, the mill reached a record average of 4,125 tonnes per day ("tpd"), based on operating days.

• Silver, zinc, lead and gold recoveries during the quarter averaged 88%, 74%, 88% and 47%, respectively.

• During the quarter, five drill rigs completed 12,788 m of drilling on the property.

Santa Elena Silver/Gold Mine:

• Santa Elena produced 2,318,618 AgEq ounces during the quarter, a decrease of 10% year-over-year, consisting of 306,224 ounces of silver and 20,637 ounces of gold. The decline in production was a result of lower grade ores from the Ermitaño mine and aligns with the mine plan. Q2 production was ahead of budget.

• The mill processed a total of 269,830 tonnes of ore, 5% higher than the same period last year, with average silver and gold head grades of 55 g/t and 2.54 g/t, respectively. Silver and gold ore grades declined 28% and 20%, respectively, in line with the mine plan.

• Silver and gold recoveries during the quarter averaged 64% and 94%, respectively, compared to 66% and 94% in the same period last year.

• During the quarter, seven drill rigs, consisting of five surface rigs and two underground rigs, completed 22,751 m of drilling on the property.

San Dimas Silver/Gold Mine:

• San Dimas produced 2,464,029 AgEq ounces during the quarter representing a 17% increase compared to Q2 2024, consisting of 1,242,717 ounces of silver and 12,472 ounces of gold. Silver production increased by 9%, while gold production increased by 4%, when compared to the same period last year. Quarterly performance was impacted by lower mined gold grades and a weather-related power interruption at the end of June that required electrical grid maintenance.

• The mill processed a total of 219,198 tonnes of ore, an increase of 20% compared to Q2 2024, with average silver and gold grades of 197 g/t and 1.90 g/t, respectively, compared with 210 g/t and 2.15 g/t in the same period last year. Higher throughput was driven by increased mining rates, which enabled the buildup of an ore stockpile and supported above-nameplate mill performance during the quarter.

• Silver and gold recoveries during the quarter averaged 90% and 93%, respectively, compared to 92% and 95% in the same period last year.

• During the quarter, a total of 13 drill rigs consisting of three surface rigs and 10 underground rigs completed 29,746 m of drilling on the property.

La Encantada Silver Mine:

• During the quarter, La Encantada produced 628,105 ounces of silver, representing a 7% increase compared to Q2 2024, driven primarily by a 20% increase in ore processed, and an 8% increase in silver recovery, partially offset by lower silver grades. Production at La Encantada was slightly impacted in June by a severe weather event that disrupted power to the water pumping system. Power has since been restored, and production levels are returning to normal.

• The mill processed a total of 281,296 tonnes of ore, a 20% increase over the same period last year, with an average silver grade of 106 g/t, compared to 129 g/t in the same period last year.

• Silver recovery for the quarter was 65%, compared to 60% in Q2 2024. The improvement was primarily driven by the addition of lead nitrate and increased residence time, supported by improved water availability compared to the same period last year.

• During the quarter, one underground drill rig completed 2,546 m of drilling on the property.

2025 OUTLOOK

The Company is updating its full year 2025 guidance, primarily to reflect the following changes:

  Improved metal price environment: The silver and gold price assumptions for the second half of 2025 have been revised to $30.00 and $2,800 per ounce, respectively.

  Los Gatos: Management is increasing the Los Gatos attributable production forecast to 9.1 - 9.7 million AgEq ounces, an increase of 6% (mid-point) compared to the original guidance. The revision is primarily driven by higher throughput rates and slightly improved silver grades, with a long-term objective of achieving and sustaining a throughput level of 4,000 tpd.

  Santa Elena: Management is increasing the Santa Elena production forecast to 8.8 - 9.4 million AgEq ounces, an increase of 12% (mid-point) compared to the original guidance, primarily due to higher gold grades and slightly increased gold recoveries.

  San Dimas: Management is increasing the San Dimas production forecast to 9.9 - 10.5 million AgEq ounces, an increase of 7% (mid-point) compared to the original guidance, primarily due to higher throughput rates.

  Capital Investments: Management has increased the 2025 capital budget by 7% to $193 million to support key growth initiatives, including the plant expansion at Santa Elena, early-stage development at the Navidad discovery, and the acquisition of additional equipment to enhance and sustain higher throughput rates at Los Gatos.

As a result of the Company's strong production results in H1 2025 and continued operating efficiencies, the 2025 attributable consolidated production guidance has increased to 30.6 - 32.6 (mid-point: 31.6) million AgEq ounces, representing a 7% increase compared to the original guidance of 27.8 - 31.2 (mid-point: 29.5) million AgEq ounces, with a 6% and 2% increase in silver and gold production (mid-points), respectively, along with 11% and 8% increases in lead and zinc production (mid-points), respectively.

A mine-by-mine breakdown of the Company's revised 2025 production and cost guidance is included in the table below. The Company reports cost guidance to reflect cash costs and all-in sustaining costs ("AISC") on a per AgEq attributable payable ounce basis. The metal price and foreign currency assumptions that were used to calculate the numbers below were: silver: $30.00/oz, gold: $2,800/oz, lead: $0.95/lb, zinc: $1.25/lb and MXN:USD 19.5:1.

Guidance for Full Year 2025:

Operation	Silver Oz (M)	Gold Oz (k)	Lead Lbs (M)	Zinc Lbs (M)	Silver Eqv. Oz (M)	Cash Cost ($ per AgEq Oz)	AISC ($ per AgEq Oz)
Los Gatos, Mexico (70%)	5.6 - 6.0	3	33 - 35	52 - 56	9.1 - 9.7	11.14 - 11.46	14.62 - 15.13
Santa Elena, Mexico	1.5 - 1.6	79 - 84	-	-	8.8 - 9.4	13.56 - 13.95	17.39 - 18.02
San Dimas, Mexico	4.9 - 5.2	53 - 57	-	-	9.9 - 10.5	14.11 - 14.56	18.38 - 19.10
La Encantada, Mexico	2.8 - 3.0	-	-	-	2.8 - 3.0	22.29 - 23.15	28.16 - 29.42
Operations Total	14.8 - 15.8	135 - 144	33 - 35	52 - 56	30.6 - 32.6	$13.94 - $14.37	$18.11 - $18.79
Corporate
Corp. G&A and Services	-	-	-	-	-	-	1.91 - 2.03
Total Consolidated	14.8 - 15.8	135 - 144	33 - 35	52 - 56	30.6 - 32.6	$13.94 - $14.37	$20.02 - $20.82

  Certain amounts shown in the above table may not add exactly to the total amount due to rounding differences.

  Cash Costs and AISC are non-GAAP measures and are not standardized financial measures under the Company's financial reporting framework. The Company calculates cash costs and consolidated AISC in the manner set out in the table below. These measures have been calculated on a basis consistent with historical periods. See "Non-GAAP Measures" at the end of this news release for further details regarding these measures.

For the full year of 2025, the Company now estimates silver production will range between 14.8 to 15.8 million ounces compared to the prior guidance of 13.6 to 15.3 million ounces, a 6% increase at the mid-point. Additionally, gold production is estimated to range between 135,000 to 144,000 ounces compared to the prior guidance of 129,000 to 144,000, a 2% increase at the mid-point.

Annual cash costs are now expected to be within the range of $13.94 to $14.37 per ounce, an improvement from previous guidance of $14.10 to $14.86 per ounce, primarily due to higher production.

The Company is projecting its consolidated 2025 AISC to be within the range of $20.02 to $20.82 on a per consolidated payable AgEq ounce basis, in-line with the original guidance range of $19.89 to $21.27 with a 1% improvement on the mid-point average. Excluding non-cash items, the Company anticipates its 2025 AISC to be within the range of $19.41 to $20.17 per payable AgEq ounce. An itemized AISC cost table is provided below:

All-In Sustaining Cost Calculation	FY 2025 ($ per AgEq oz)
Total Cash Costs per Payable Equivalent Silver Ounce	13.94 - 14.37
General and Administrative Costs	1.46 - 1.56
Sustaining Development Costs	0.68 - 0.71
Sustaining Property, Plant and Equipment Costs	1.77 - 1.88
Profit Sharing	1.03 - 1.09
Lease Payments	0.53 - 0.56
Share-based Payments (non-cash)	0.45 - 0.48
Accretion and Reclamation Costs (non-cash)	0.16 - 0.17
All-In Sustaining Costs (AgEq Oz)	$20.02 - $20.82
All-In Sustaining Costs (AgEq Oz excluding non-cash items)	$19.41 - $20.17

  Certain amounts shown may not add exactly to the total amount due to rounding differences.

  AISC is a non-GAAP measure and is calculated based on the Company's consolidated operating performance. Other mining companies may calculate AISC differently as a result of differences in: underlying accounting principles; the definition of "sustaining costs"; and the distinction between sustaining and expansionary capital costs. See "Non-GAAP Measures" at the end of this news release for further details.

  Consolidated AISC includes general and administrative cost estimates and non-cash costs of $2.07 to $2.21 per AgEq ounce.

UPDATED CAPITAL INVESTMENTS IN 2025

In 2025, the Company plans to invest approximately $193 million in capital expenditures, including $76 million for sustaining activities and $117 million for expansionary projects. This represents a 7% increase over the original 2025 guidance, primarily driven by higher investments in Property, Plant and Equipment to support increased production forecasts for 2025 and beyond. Key initiatives include upgrades at Santa Elena to gradually increase throughput to 3,500 tpd, ongoing studies and early-stage development at the Navidad discovery, and the acquisition of additional equipment to support higher mining and processing rates at Los Gatos. These investments are fully aligned with the Company's long-term growth strategy.

Capital Guidance for 2025:

Area	Sustaining ($M)	Expansionary ($M)	Total ($M)
Underground Development	$21	$61	$82
Exploration	-	$43	$43
Property, Plant and Equipment	$54	$13	$67
Corporate Projects	$1	-	$1
Total	$76	$117	$193

The updated 2025 annual guidance includes total capital investments of $82 million for underground development; $43 million in exploration; $67 million towards property, plant and equipment; and $1 million towards corporate innovation projects.

Under the updated 2025 budget, the Company is planning to complete a total of approximately 44,000 m of lateral underground development, representing a 24% increase to what was set out in the original guidance. In addition, the Company is now planning to complete a total of approximately 255,000 m of exploration drilling in 2025, representing a 6% decrease compared to the original guidance. The decrease in exploration spend and metres is mostly at Los Gatos reflecting forecasted improved cost per metre guidance as a result of takeover synergies and a program rationalization where the Company will defer drilling in the South East Deep zone to prioritize Central and North West Deep drilling for an overall cost and total metre reduction.

In the first half of 2025, the Company completed 23,100 m of underground development drilling and 128,141 m of exploration drilling.

Management may revise the Company's guidance during the year to reflect actual and anticipated changes in metal prices or to the business. There can be no assurance that cost estimates related to the Company's 2025 guidance will prove to be accurate. For further details regarding risks related to the allocation of capital by the Company, see the section in the Company's most recently filed Annual Information Form ("AIF") entitled "Risk Factors - Financial Risks - Allocation of Capital - Sustaining and Expansionary Capital".

CONFERENCE CALL DETAILS

The Company will host a conference call and webcast on Thursday, August 14, 2025, at 8:00 a.m. (PT) / 11:00 a.m. (ET) to provide investors and analysts with a business update, and to discuss its second quarter production and earnings results and updated 2025 guidance. The Company will issue a further news release closer to the date of the conference call to remind investors of the call details.

To participate in the conference call, please use the following dial-in numbers:

Canada & USA Toll-Free:	+1-833-752-3407
Outside of Canada & USA:	+1-647-846-2866
Toll-Free Germany:	+49-69-1741-5718
Toll-Free UK:	+44-20-3795-9972

Participants should dial-in at least 15 minutes prior to the start of the call to ensure placement in the conference on time.

A live webcast of the call will be accessible through the "August 14, 2025 Webcast Link" on the First Majestic home page at www.firstmajestic.com.  A webcast archive will be available approximately one hour after the end of the event and will be accessible for three months through the same link as the live event.

A recording of the conference call will be available for telephone replay approximately one hour after the end of the event by calling:

USA & Canada Toll-Free:	+1-855-669-9658
Outside of Canada & US:	+1-412-317-0088
Access Code:	1902689

The telephone replay will be available for seven days following the end of the event.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public.  Bars, ingots, coins and medallions are available for purchase online at http://www.firstmint.com/, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Non-GAAP Financial Measures

This news release includes reference to certain financial measures which are not standardized measures under the Company's financial reporting framework. These measures include cash costs per attributable silver equivalent ounce produced and AISC per attributable silver equivalent ounce produced. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms please see "Non-GAAP Measures" in the Company's most recent management discussion and analysis filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the assumptions used by the Company for its updated 2025 production and cost guidance; statements relating to the Company's capital investments in 2025; the Company's business strategy; future planning processes; commercial mining operations; budgets; the timing and amount of estimated future production, AISC and cash costs; costs and timing of development at the Company's projects; capital projects and exploration activities for 2025 and the possible results thereof; drilling programs in 2025, including potential exploration activities at the Navidad discovery at Santa Elena and the Central and North-West Deep zones at the Los Gatos Silver Mine; and details regarding the Company's investor conference call in August 2025 to discuss its updated production and cost guidance. Assumptions may prove to be incorrect and actual results and future events may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of global health crises, such as pandemics, on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; social and labour unrest; relations with local communities; changes in national or local governments; changes in applicable legislation, rules or regulations and the application and enforcement thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.